02045770

Commission file number: 0-23584

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**

Report for the Month of June 2002

**XENOVA GROUP PLC**
(Name of Registrant)

**957 Buckingham Avenue**
**Slough**
**Berkshire**
**SL1 4NL**
**ENGLAND**
(Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)



NYDOCS:1035298.1

The Report contains a copy of the following:

(1) Successful Results of Phase I Trial for TA-NIC – First Evaluation of Anti-Nicotine Vaccine in Man.
DISC-GMCSF found to be safe and well tolerated in Phase I Trial

(2) Phase III Trials Begin For Tariquidar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP PLC
(Registrant)

By:/s/ Daniel Abrams
Daniel Abrams
Group Finance Director

Dated: 3-7-02

# News Release

FOR IMMEDIATE RELEASE

## Xenova Group plc

## Successful Results of Phase I Trial for TA-NIC – First Evaluation of Anti-Nicotine Vaccine in Man

## DISC-GMCSF found to be safe and well tolerated in Phase I Trial

**Slough, UK, 14th June, 2002** – Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN) today announces that analysis of safety and preliminary immunogenicity data from a Phase I trial for the anti-nicotine vaccine, **TA-NIC**, has shown the vaccine to be safe and well tolerated both systemically and locally and that the vaccine generated a specific anti-nicotine response.

This double-blind, randomised, placebo-controlled study was designed to assess the safety, tolerability and immunogenicity of the TA-NIC vaccine in both smokers and non-smokers. The vaccine was administered by intra-muscular injection and investigated at two different dose levels in a variety of dosing regimens.

TA-NIC is one of two Xenova anti-addiction product candidates undergoing clinical trials. An anti-cocaine vaccine, TA-CD, is currently in Phase II clinical development.

Speaking late yesterday at the 64th Annual Scientific Meeting of the College on Problems of Drug Dependence, in Quebec, Canada, Dr John St Clair Roberts, Medical Director of Xenova, commented:

"These preliminary results have shown that TA-NIC is both safe and well tolerated in the 60 smokers and non-smokers who took part in the trial, and that it is capable of generating antibodies which specifically bind to nicotine. We believe this is potentially important in preventing nicotine from reaching the brain, and therefore in addressing the problem of nicotine dependence. The results are extremely encouraging and will help format our future clinical development programme."

### DISC-GMCSF

Xenova also announces today that its gene-therapy-based oncology product, DISC-GMCSF, has completed a Phase I trial. The dose-escalating safety study was carried out in a total of 9 patients with metastatic melanoma at three centres in the UK. DISC-GMCSF was injected directly into superficial lesions.

Following assessment of the trial results, DISC-GMCSF was found to be well tolerated, with no serious adverse events reported. The DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, as demonstrated by the lack of detectible DISC-GMCSF elsewhere in the body, a key objective of the study.

957 Buckingham Avenue, Slough, Berkshire, SL1 4NL, UK
Tel: +44 (0)1753 706600 Fax: +44 (0)1753 706607

Preclinical data for DISC-GMCSF was published in July 2001 and showed DISC-GMCSF to be well tolerated. Preclinical models have also shown DISC-GMCSF to have efficacy in models of breast and colorectal cancer.

David Oxlade, Chief Executive of Xenova, commented:

"We are encouraged by the good safety profile shown by both of these products during their respective trials. This is the first time that a vaccine to treat nicotine dependence has been tested in man and we are particularly encouraged that TA-NIC has been shown to produce a specific anti-nicotine immune response."

-ends-

**Contacts:**

**UK:**
**Xenova Group plc**
Tel: +44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Group Finance Director
Hilary Reid Evans, Corporate Communications

**Financial Dynamics**
Tel: +44 (0)207 831 3113
David Yates/Fiona Noblet

**US:**
**Trout Group/BMC Communications**
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

**Notes to Editors**

**Xenova Group plc's** product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova currently has a broad pipeline of eight programmes in clinical development. Xenova's lead programme is a P-glycoprotein antagonist for the treatment of multi-drug resistance in cancer, known as tariquidar or XR9576. Tariquidar has completed a successful series of three Phase IIa clinical trials and is expected to enter Phase III clinical development in mid 2002. Tariquidar was partnered for the North American market with QLT Inc in late 2001. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with other major pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech and Millennium Pharmaceuticals.

**TA-NIC -** The active ingredient of the TA-NIC vaccine is a protein conjugate composed of a nicotine derivative coupled to recombinant cholera toxin B (rCTB). The protein conjugate is adsorbed onto aluminium hydroxide gel adjuvant. TA-NIC is intended as an aid to smoking cessation and has been designed to generate anti-nicotine antibodies. Nicotine present in the blood will encounter and bind to these antibodies, and the resulting nicotine-antibody complexes are too large to cross the blood-brain barrier, thus keeping nicotine out of the brain. The reinforcement of satisfying the craving will be absent or reduced, helping the smoker to break the habit.

**DISC-GMCSF -** DISC-GMCSF is an oncology product that has been developed from Xenova's proprietary DISC virus platform. It is based on Herpes Simples Virus type 2 (HSV-2) which has been modified by deleting the essential gH gene and replacing it with the gene for the cytokine Granulocyte Macrophage-Colony Stimulating Factor (GM-CSF).

DISC-GMCSF is designed to stimulate an immune response against antigens carried on host tumour cells. When DISC-GMCSF is delivered into a tumour it infects the surrounding cells and expresses GM-CSF, a potent stimulator of anti-tumour immune responses. DISC-GMCSF then completes a single cycle of replication that kills the tumour cells and releases tumour associated antigens for uptake by antigen presenting cells. It is hoped that the combination of GM-CSF expression and cell lysis will result in powerful anti tumour immune responses effective against both the injected tumour and distant metastases.

**For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk**

**For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995.** *This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

FOR IMMEDIATE RELEASE

# News Release

## Xenova Group plc
## Phase III Trials Begin for Tariquidar

**Slough, UK, June 28th, 2002 –** Xenova Group plc (NASDAQ NM: XNVA; London Stock Exchange: XEN) today announces that patient enrolment has begun in two pivotal Phase III clinical trials for tariquidar, in which tariquidar is being used as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. Discovered by Xenova, tariquidar, a P-glycoprotein (P-gp) inhibitor, is being developed for the treatment of multidrug resistance (MDR) in cancer with QLT Inc. (NASDAQ: QLTI; TSE: QLT), Xenova's partner for North America.

The two double-blind, randomised, placebo-controlled trials are being carried out in patients with stage IIIb/IV NSCLC at approximately 100 centres located throughout North America and Europe. Patients will receive as first-line therapy paclitaxel/carboplatin and either tariquidar or placebo in one trial and vinorelbine and either tariquidar or placebo in the second. Approximately 1,000 patients will be recruited in total. The trials are designed to demonstrate the ability of tariquidar to enhance the effectiveness of chemotherapeutic agents affected by MDR and the primary end-point of both trials is overall survival. An interim analysis is planned for mid-2003.

It is anticipated that, on successful completion of the Phase III programme, QLT will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC by the end of 2005. NSCLC is the first of several indications for which tariquidar will be investigated. A Phase IIb trial with tariquidar in patients with refractory breast cancer is also underway at the University of Texas MD Anderson Cancer Center.

In August 2001, Xenova signed an exclusive licence agreement with Vancouver-based QLT Inc (Nasdaq MN: QLTI; TSE: QLT) for the development and marketing in the United States, Canada and Mexico of Xenova's P-gp inhibitor, XR9576 (tariquidar) for the treatment of MDR in cancer. Under the terms of the agreement, QLT have assumed responsibility for the further development of tariquidar, including Phase III trials, all regulatory filings and the manufacture and sale of tariquidar within those territories covered by the agreement. QLT made an immediate upfront licence payment to Xenova of US$10m (£7.1m) and will provide up to US$45m (£32.0m) in funding for all development activities related to Phase III clinical studies for tariquidar in North America and Europe. Milestones of up to US$50m (£35.6m) and royalties in the range of 15 to 22 per cent depending on the level of North American sales are also receivable by Xenova.

Xenova retains substantially all commercial rights to tariquidar outside the United States, Canada and Mexico, including European and Rest of World marketing rights.

David Oxlade, Chief Executive of Xenova, commented:

"There is increasing evidence of the rationale for this approach to the treatment of non-small cell lung cancer. For example, in one independent study, patients whose tumours

957 Buckingham Avenue, Slough, Berkshire, SL1 4NL, UK
Tel: +44 (0)1753 706600 Fax: +44 (0)1753 706607

were P-gp negative had a significantly longer survival time than patients whose tumours were P-gp positive. Together with our partner, QLT, good progress has been made in the 10 months since the signing of our licence agreement and we are pleased that tariquidar has entered clinical registration studies on schedule."

Paul J. Hastings, President and CEO of QLT Inc, said:

"We are extremely pleased to begin the Phase III trials for tariquidar on time and to have reached another critical milestone in our development pipeline. We believe tariquidar has the potential to be QLT's next big success story."

-ends-

**Contacts:**

**UK:**
**Xenova Group plc**
Tel: +44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Group Finance Director
Hilary Reid Evans, Corporate Communications

**Financial Dynamics**
Tel: +44 (0)207 831 3113
David Yates/Fiona Noblet

**QLT Inc**
Media: Tamara Hicks, Tel 001 604 707 7316
Investors: Therese Crozier or Tamara Hicks
Tel 001 604 707 7000

**US:**
**Trout Group/BMC Communications**
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

**Notes to Editors**

**Xenova Group plc's** product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova currently has a broad pipeline of eight programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with major pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

**Tariquidar -** One of the major barriers to successful cancer chemotherapy is the development by cancer cells of resistance to those drugs being used for treatment. Tariquidar targets this drug resistance mechanism through the inhibition of P-glycoprotein, a membrane based "pump" that acts to expel the cytotoxic drug from the tumour cell, preventing the cytotoxic drug from being fully effective. Tariquidar has completed a series of three separate Phase IIa trials, in which tariquidar was administered together with three of the world's best-selling cytotoxic drugs, each of which is known to be affected by the resistance mechanism. The successful outcome of these trials was announced in late 2000/early 2001. The trials demonstrated that the combination of tariquidar with the cytotoxic drug was safe and well tolerated and that no clinically significant pharmacokinetic interaction occurred between tariquidar and the cytotoxic drug. This allows the cytotoxic drug to be administered at or close to its full normal clinical dose, which is of potentially significant therapeutic benefit. A number of complete and partial responses (elimination or shrinkage of the tumour) were observed to occur during these open label and uncontrolled studies.

**For further information about Xenova and its products please visit the Xenova website at <u>www.xenova.co.uk</u>**

**Lung Cancer** – In the United States, a total of 169,500 new cases of lung cancer were estimated for 2001, accounting for 13% of cancer diagnoses. Lung cancer is the leading cause of cancer-related death in the United States, accounting for over 30% of cancer deaths in men and 25% in women. NSCLC accounts for approximately 80% of all lung cancer cases.

**QLT Inc** is a global biopharmaceutical company dedicated to the discovery, development and commercialisation of innovative therapies to treat cancer, eye diseases and immune disorders. Combining expertise in opthalmopogy, oncology and photodynamic therapy, QLT has commercialised two products to date, including Visudyne® therapy which is the largest selling ophthalmology product ever launched. For more information you are invited to visit QLT's website at www.qltinc.com.

**For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995.** *This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*